

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2023

Dajiang Guo
Chief Executive Officer
TMT Acquisition Corp
420 Lexington Avenue
Suite 2446
New York, NY 10170

> **Re: TMT Acquisition Corp**
> **Amendment No. 11 to Registration Statement on Form S-1**
> **Filed January 17, 2023**
> **File No. 333-259879**

Dear Dajiang Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A

Cover Page

1. Please clarify in the last sentence of the first paragraph and elsewhere in the filing, as applicable, that you may consummate a business combination with an entity located in China.

2. Please revise your disclosure in the the 11th paragraph and elsewhere in the filing, as applicable, to clarify that the location of your sponsor and executive officers and directors may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may therefore make it more likely for you to consummate a business combination in the PRC.

3.   Please delete the language in the 12th paragraph that mitigates the risks associated with being based in or acquiring a company that does business in China.

4.   In the 17th paragraph, please provide a description of how cash is currently transferred through your organization.

Summary, page 1

5.   Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Please also address in the Prospectus Summary and Risk Factors any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

6.   In your summary of risk factors, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 26

7.   We note your disclosure on pages 7, 57 and 84 that: ". . .based on our understanding of the current PRC laws and regulations in effect at the time of this prospectus, no prior permission is required under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering by our company." Please disclose how the company reached this determination.

8.   Please address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

    You may contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Liang Shih, Esq.